EXHIBIT 12.2

CALIFORNIA STEEL INDUSTRIES, INC. AND SUBSIDIARY

Computation of Ratio of EBITDA, to Interest Expense, Net

	2003	2002	2001	2000	1999
Net income (loss)	$4,544	$35,001	$(3,711)	$34,845	$46,847
Income taxes	2,271	23,138	(3,606)	21,293	30,180
Interest Expense, net	13,120	14,127	16,316	18,756	16,345
Depreciation & amortization	28,660	28,827	30,204	28,852	26,331

EBITDA	48,595	101,093	39,203	103,746	119,703

Interest expense, net	13,120	14,127	16,316	18,756	16,345
Ratio EBITDA, to interest expense, net	3.7x	7.2x	2.4x	5.5x	7.3x